[LETTERHEAD OF BUILD-A-BEAR WORKSHOP, INC.]

November 21, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Adam Phippen, Staff Accountant

100 F Street N.E.

Washington, D.C. 20549

Re:	Build-A-Bear Workshop, Inc. Item 4.02 Form 8-K Filed November 14, 2007 File No. 1-32320

Dear Mr. Phippen:

This letter sets forth the response of Build-A-Bear Workshop, Inc. (the “Company”) to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated November 14, 2007 regarding the Staff’s review of the Company’s Current Report on Form 8-K filed on November 14, 2007. The Company’s responses set forth below correspond to the comment as numbered in the Staff’s letter. For ease of reference, we have divided the comment into various sub-parts and included our response to correspond to each various sub-parts.

1.

Please revise to provide a more detailed description of the nature of the restatements and the facts underlying your conclusion that your consolidated statement of cash flows for the twenty-six weeks ended June 30, 2007 and comprehensive income for the thirteen and twenty-six week periods ended June 30, 2007 and July 1, 2006 should no longer be relied upon. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

Response:

We believe that under the circumstances further revision to the Form 8-K is not necessary.

We note that Item 4.02(a)(2) of Form 8-K requires a brief description of the facts underlying the conclusion. In response to the balance of this comment (see below), we have provided the supplementary information with respect to these errors and our accounting treatment for each of them. The Company’s conclusion that the consolidated statement of cash flows for the twenty-six weeks ended June 30, 2007 and comprehensive income for the thirteen and twenty-six weeks ended

Adam Phippen

Securities and Exchange Commission

November 21, 2007

June 30, 2007 and July 1, 2006, respectively, should no longer be relied upon was based on the two errors described in the Form 8-K (with respect to the overstated depreciation and amortization in connection with our U.K. operations and our material misstatement of comprehensive income). Each of those items is described in the first paragraph of the Form 8-K. In addition, the Company filed the Form 8-K concurrently with the Form 10-Q/A, and included a specific reference to the Form 10-Q/A in the Form 8-K, and in particular to footnote 2, where the nature of the restatement and the circumstances relating to the restatement are further explained. In view of the fact that there is a specific cross-reference to the Form 10-Q/A and the fact that the filings were concurrent, we do not believe an amended Form 8-K is warranted or necessary under the circumstances. We will take your comment regarding form requirements under advisement in connection with any future filings.

In addition, please provide us with a detailed description of your previous accounting treatment and your revised accounting treatment for each of the errors. In regard to the error involving comprehensive income, please provide us with any additional information necessary to completely understand both your previous and revised accounting treatment and tell us the basis in GAAP for your revised accounting treatment.

Response:

Depreciation and amortization error. The error with respect to the depreciation and amortization affected only the statement of cash flows and only occurred in the second quarter of 2007. The Company determined that the error was the result of an unintentional error in the translation of United Kingdom depreciation and amortization in the United Kingdom cash flow worksheet. The cash flow worksheet for the United Kingdom is prepared in GBP and then converted to United States dollars for reporting purposes. The Company erroneously entered the depreciation and amortization number in the worksheet in United States dollars, and then subsequently converted the entire worksheet to United States dollars. As a result of the erroneous entry, the amount of depreciation was approximately doubled for the United Kingdom. In the cash flow worksheet, the offset of the error in depreciation and amortization was forced to purchases of property, plant and equipment, net, resulting in an understatement of that amount and an overstatement of the depreciation and amortization for our U.K. operations. This error had no impact on the consolidated balance sheet as of June 30, 2007, the consolidated statement of operations (including earnings per share) for the thirteen and twenty-six weeks ended June 30, 2007 or the net decrease in cash and cash equivalents reported in the consolidated statement of cash flows as of June 30, 2007. This error was not the result of a misapplication of GAAP, but a calculation error. As such, no revision to the Company’s accounting treatment is necessary in connection with the correction of this error.

Comprehensive income error. In the 2007 second quarter, the Company determined that it had incorrectly recorded a note receivable and related interest due from a foreign subsidiary and subsequent foreign currency translation effects, resulting in understatements of goodwill and accumulated other comprehensive income (“AOCI”), and an overstatement in accounts payable. This incorrect recording of the note receivable and related interest also resulted in the misstatement of

Adam Phippen

Securities and Exchange Commission

November 21, 2007

comprehensive income for the thirteen and twenty-six weeks ended June 30, 2007 and July 1, 2006, as presented in the notes to the consolidated financial statements.

The Company acquired the Bear Factory Limited (“Bear Factory”) and Amsbra Limited (“Amsbra”) on April 2, 2006 for a total purchase price of £21 million in cash and the forgiveness of a note receivable with Amsbra of £2.5 million. In the 2006 second quarter (as of July 1, 2006), the Company preliminarily allocated the purchase price to assets acquired and liabilities assumed. Goodwill was recorded for the difference between the purchase price and the assets acquired/liabilities assumed. However, the preliminary purchase price was allocated based upon only the £21 million of cash consideration (i.e., the loan was excluded from the amount allocated).

In closing the 2007 second quarter, the Company determined that it incorrectly recorded the note receivable and related interest due from Amsbra and subsequent foreign currency translation effects. As a result, goodwill and the intercompany account within accounts payable had been misstated since July 1, 2006 and in each quarter until the error was corrected in the financial statements for the period ended June 30, 2007 included in our Form 10-Q for that period. This error on the foreign subsidiary balance sheet caused the amount of the translation adjustment included in AOCI in each period to be misstated. The Company initially determined that these adjustments were not material in any prior period and no revisions of the December 30, 2006 consolidated balance sheet were made at that time. Accordingly, the Company corrected the error in the 2007 second quarter by recording adjustments to the balance sheet as of June 30, 2007, increasing goodwill by $4.9 million, increasing AOCI by $6.1 million, and reducing accounts payable by $1.2 million. The correction had no impact on the consolidated statement of operations (including earnings per share) or consolidated statement of cash flows as of December 30, 2006.

The Company determined during November 2007 that it had not properly evaluated the materiality of recording the cumulative translation impact of these adjustments and that as a result comprehensive income was materially misstated for the thirteen and twenty-six weeks ended June 30, 2007 and July 1, 2006, respectively. The translation effects of these adjustments should have been included in comprehensive income for all reporting periods since the acquisition in the 2006 second quarter. This error was not the result of a misapplication of GAAP , but was the result of an error in recording the purchase price allocation. As such, no revision to the Company’s accounting treatment is necessary in connection with the correction of this error.

Please also tell us why you determined that your financial statements for the year ended December 30, 2006 and quarterly periods ended September 30, 2006 and March 31, 2007 can still be relied upon.

Response:

As discussed above, the error with respect to our overstatement of depreciation and amortization in respect of our U.K. operations was isolated in the statement of cash flows for the 2007 second

Adam Phippen

Securities and Exchange Commission

November 21, 2007

quarter. Because the presentation in the Form 10-Q includes only the year-to-date statement of cash flows and the errors were confined to the 2007 second quarter there was no error correction required for any previous period, nor any carry-over effect to any subsequent period. With respect to the balance sheet and other comprehensive income errors addressed above, the Company has concluded that such errors are not material to the December 30, 2006 financial statements taken as a whole, and the corrections have accordingly been presented as immaterial revisions to these financial statements. Also, as a result of the restatement of the July 1, 2006 quarter referred to above, the Company has concluded that the balance sheet and comprehensive income errors for all subsequent quarterly periods are immaterial. Accordingly, the financial statements for the quarterly periods ended September 30, 2006 and March 31, 2007 can still be relied upon.

The Company hereby also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing to be fully responsive to the Staff’s comments. Please direct any additional questions or comments to me at (314) 423-8000. My fax number is (314) 423-8188.

Sincerely,

/s/ Tina Klocke

Tina Klocke

Chief Financial Bear, Treasurer and Secretary

cc:	T. William Alvey, III
Robert J. Endicott, Bryan Cave LLP